Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated August 16, 2010 to the Prospectus dated August 2, 2010 Registration Statement No. 333-168453

Moody’s Corporation

Pricing Term Sheet

August 16, 2010

5.50% Senior Notes due 2020

Issuer:	Moody’s Corporation

Size:	$500,000,000

Maturity:	September 1, 2020

Coupon (Interest Rate):	5.50%

Price to Public:	99.374% of face amount

Yield to Maturity:	5.582%

Spread to Benchmark Treasury:	3.00%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price and Yield:	100-12; 2.582%

Interest Payment Dates:	September 1 and March 1, commencing March 1, 2011

Record Dates:	August 15 and February 15

Make-whole call:	Callable at any time at the greater of par and the make-whole redemption price (Treasury plus 45 basis points)

Trade Date:	August 16, 2010

Settlement:	T+3; August 19, 2010

CUSIP/ISIN:	615369AA3 / US615369AA32

Rating:*	BBB+ by Standard & Poor’s Rating Services

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Citigroup Global Markets Inc.

Co-Lead Manager:	Wells Fargo Securities, LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. Incorporated RBS Securities Inc. SunTrust Robinson Humphrey, Inc.

Use of Proceeds:	Net proceeds from this offering after expenses will be approximately $492.9 million and are expected to be used for general corporate purposes, including the redemption and repayment of short-term or long-term borrowings, which may include repayment of up to $150 million of borrowings under the five-year senior, unsecured revolving credit facility and repayment of up to $196 million of commercial paper debt; working capital; capital expenditures; acquisitions of or investments in businesses or assets; and purchases of the issuer’s common stock under its authorized stock repurchase program.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.